BERKSHIRE HATHAWAY INC.

3555 FARNAM STREET

OMAHA, NEBRASKA 68131

TELEPHONE (402) 346-1400

FAX (402) 346-3375

June 2, 2017

Ms. Sharon M. Blume, Accounting Branch Chief

Office of Healthcare and Insurance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Berkshire Hathaway Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed February 27, 2017

File No. 001-14905

Dear Ms. Blume:

The purpose of this letter is to respond to your letter dated May 12, 2017. To assist you in reviewing our response, we preceded our response with a copy (in bold type) of the point as stated in your letter.

Consolidated Balance Sheets, page 64

1.	In your response to prior comment 2 you acknowledge that your investments in U.S. Treasury Bills are short-term investments under Rule 7-03(a)1(g) of Regulation S-X. We note that the classification as investments is also consistent with the definition of debt securities in ASC 320-10-20. Under Rules 7-03(a)1 and 7-03(a)2 of Regulation S-X investments are to be presented separately from cash. Please represent to us that in future filings you will present your investments in U.S. Treasury Bills as short-term investments included with your other investments and not with your cash and cash equivalents. In this regard, you are not precluded from highlighting the nature of these short-term investments in a liquidity discussion in Management’s Discussion and Analysis. This comment also applies to the presentation in the Finance and Financial Products section of your balance sheet as Rules 5-02.1 and 5-02.2 of Regulation S-X do not contemplate a subtotal combining marketable securities with cash.

We acknowledge that listing short-term investments under an investment heading in the Consolidated Balance Sheets is a strict application of Regulation S-X Rule 210.7-03(a)1. As stated in our prior response dated April 14, 2017, our consolidated financial statements include significant businesses that fit into Articles 5 and 7 of Regulation S-X. We also note that, as stated at the beginning of Articles 5 and 7 of Regulation S-X, the captions described in the Rules should appear on the face of the statements or notes, except as otherwise permitted by the Commission.

Our U.S. Treasury Bill investments were not included in cash and cash equivalents. We believe that the presentation of U.S. Treasury Bills between cash and cash equivalents and other investments is logical, given their short-durations, and that they are readily convertible to known amounts of cash and possess an insignificant risk of changes in values due to changes in interest rates. We described that position as U.S. Treasury Bills to illustrate the concentration of the asset position.

We believe our presentations were clear, meaningful and relevant given the magnitude of the balances. Nevertheless, in future filings, investments in short-term U.S. Treasury Bills will not be shown under a heading with cash and cash equivalents. To illustrate, our December 31, 2016 and 2015 Consolidated Balance Sheets with the proposed presentations follow.

Ms. Sharon M. Blume, Accounting Branch Chief

Office of Healthcare and Insurance

United States Securities and Exchange Commission

BERKSHIRE HATHAWAY INC.

and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(dollars in millions)

	December 31,
	2016	2015
ASSETS
Insurance and Other:
Cash and cash equivalents	$23,581	$56,612
Short-term investments in U.S. Treasury Bills	47,338	4,569
Investments in fixed maturity securities	23,432	25,988
Investments in equity securities	120,471	110,527
Other investments	14,364	15,683
Investments in The Kraft Heinz Company (Fair Value: 2016 – $28,418, 2015 – $32,042)	15,345	23,424
Receivables	27,097	23,303
Inventories	15,727	11,916
Property, plant and equipment	19,325	15,540
Goodwill	53,994	37,188
Other intangible assets	33,481	9,148
Deferred charges reinsurance assumed	8,047	7,687
Other	7,126	6,697

	409,328	348,282

Railroad, Utilities and Energy:
Cash and cash equivalents	3,939	3,437
Property, plant and equipment	123,759	120,279
Goodwill	24,111	24,178
Regulatory assets	4,457	4,285
Other	13,550	12,833

	169,816	165,012

Finance and Financial Products:
Cash and cash equivalents	528	7,112
Short-term investments in U.S. Treasury Bills	10,984	—
Investments in equity and fixed maturity securities	408	411
Other investments	2,892	5,719
Loans and finance receivables	13,300	12,772
Property, plant and equipment and assets held for lease	9,689	9,347
Goodwill	1,381	1,342
Other	2,528	2,260

	41,710	38,963

	$620,854	$552,257

See accompanying Notes to Consolidated Financial Statements

Ms. Sharon M. Blume, Accounting Branch Chief

Office of Healthcare and Insurance

United States Securities and Exchange Commission

Notes to Consolidated Financial Statements

Note 5: Other investments, page 79

2.	We acknowledge your response to prior comment 4. Please tell us why your warrants to purchase 700 million shares of Bank of America common stock cannot effectively be net settled and therefore do not qualify for derivative accounting. In this regard, it appears from the warrant agreement included as Annex B to the Securities Purchase Agreement filed as Exhibit 1.1 to Bank of America’s Form 8-K filed on August 25, 2011, that you may exercise the warrant in whole or in part. Since Bank of America common stock is exchange traded and the smallest warrant exercise amount appears to be a single share, it appears that the underlying common stock is readily convertible into cash and that the warrants meet the net settlement criterion as outlined in Case A of Example 7 at ASC 815-10-55-99.

The determination of whether the shares of common stock received upon the exercise of the warrants are readily convertible to cash under ASC 815-10-15-119 requires analysis and judgment. That section provides that if the asset delivered is readily convertible to cash, then it can result in the net settlement criteria being met. ASC 815-10-15-131 also provides that “shares of stock in a publicly traded entity to be received upon the exercise of a stock purchase warrant do not meet the characteristic of being readily convertible to cash if both of the following conditions exist: (a) the stock purchase warrant is issued by an entity only for its own stock (or stock of its consolidated subsidiaries) and (b) the sale or transfer of the issued shares is restricted (other than in connection with being pledged as collateral) for a period of 32 or more days from the date the stock purchase warrant is exercised.” Based on these provisions, the ability to readily convert the instrument to cash can be precluded if there are significant restrictions to the ability to exercise, sell or dispose of the instrument.

While the warrants may be converted in whole or in part, as described in Annex B (Form of Warrant) of the Securities Purchase Agreement, we also considered Article IV of the Securities Purchase Agreement and Annex C (Form of Registration Rights Agreement) to the Securities Purchase Agreement. Article IV provides that the warrants are exercisable only into the stock of the issuer (Bank of America), and the shares received upon exercising the warrants will not be registered under the Securities Act of 1933 (“Act”) when issued, and may not be transferred, except under Rule 144 or under an exemption from registration under the Act. We believe that the sale under Rule 144 or under a registration exemption significantly restricts our ability to readily convert the shares of common stock received upon exercising of the warrants to cash.

Berkshire possesses registration rights pursuant to a Registration Rights Agreement under Annex C to the Securities Purchase Agreement. Those rights allow Berkshire to request that Bank of America register the shares issued upon exercise of the warrants on a best efforts basis. However, that request may only be made after the warrants are exercised and the common shares are issued. Also, while Bank of America is required to use its best efforts to file a registration statement for resale of shares issued upon exercise of the warrants, it has up to 45 days to file a registration statement. In addition, Berkshire is limited to three “demand registration” requests and one “shelf registration” request, which must each occur at least six months apart. The value of common shares to be registered must be in increments of at least $1 billion. Further, the issuer may further delay the registration of the shares under other conditions, as provided in the Registration Rights Agreement.

We believe the restrictions/delays under Article IV and Annex C of the Securities Purchase Agreement significantly impede Berkshire’s ability to readily convert the warrants and the common stock received upon the exercise of the warrants to cash. We, therefore, believe the warrants are not readily convertible to cash based on ASC 815-10-15-119 and that the warrants do not meet the net settlement requirement in paragraph ASC 815-10-15-83 c. Accordingly, we concluded that the warrants did not meet the definition of a derivative.

Ms. Sharon M. Blume, Accounting Branch Chief

Office of Healthcare and Insurance

United States Securities and Exchange Commission

Note 14: Unpaid losses and loss adjustment expenses, page 86

3.	We acknowledge your response to prior comment 5. Please elaborate on your conclusion for each of your General Re, BHRG and BH Primary claims development tables that you believe that further disaggregation (either by line of business, contract type or claims settlement tail) would not be as meaningful or useful to users of your financial statements as your disclosed aggregate information in understanding potential uncertainty in the timing and amount of cash flows from claims. In your response, specifically address the following:

•	Tell us your consideration for including the development of loss reserve estimates in your conclusion, consistent with the basic principle outlined in paragraph BC2 of ASU 2015-09.

•	Provide us the information that would be provided in the separate tables by material line of business for each of these segments, if available.

•	Provide us the information that would be provided in the separate tables for short-tail business versus long-tail business for your BHRG segment, if available.

•	If the information requested in the preceding two bullets is not available, demonstrate to us otherwise that material differing development trends by line of business and/or settlement tail are not obscured by aggregating differing lines of business. In other words, tell us whether material favorable development trends in some lines of business are offset by material unfavorable development trends in other lines of business within your currently presented tables.

In determining the level of detail to include in our Consolidated Financial Statements, we considered the disclosure objectives discussed in BC2 of ASU 2015-09 and ASC 944-40-50-4H. As indicated in BC2, the primary objectives are to increase transparency into the estimation process, improve comparability by requiring consistent disclosure of information, and provide information on the timing, amount and uncertainty of cash flows. As further indicated in BC2, “there is no method to objectively measure the costs to implement the new guidance or the value of improved information in the financial statements.”

We operate a wide variety of property and casualty insurance and reinsurance businesses that offer a wide variety of contracts and coverages. For certain of those businesses, particularly reinsurance, the mix of contracts and coverages can vary widely from year to year and over time based upon changes in prevailing market conditions and underwriting opportunities. As a result, we believe selecting lines of business or contract types that are likely to be significant over time for purposes of these disclosures can be difficult, given the current level of diversification and business levels within General Re, BHRG and BH Primary.

As noted in BC33 of ASU 2015-09, the guidance does not prescribe any specific factor to be used as the basis for disaggregating the disclosures. Rather, it provides flexibility for preparers to consider different approaches. It also provides principal-based guidance and examples concerning approaches to disaggregation. We elected to disaggregate our consolidated loss and loss adjustment expense liabilities based upon our four reportable insurance underwriting segments consistent with one of the examples provided in ASC 944-40-55-9C. As discussed in ASC 944-40-55-9B and as noted in our response dated April 14, 2017, we considered how insurance liabilities for unpaid losses and loss adjustment expenses were presented for other purposes. The level of disaggregation is ultimately a matter of judgment based on the facts and circumstances. We continue to believe that the disaggregated disclosures included in our Consolidated Financial Statements were meaningful and reasonable under the circumstances.

Ms. Sharon M. Blume, Accounting Branch Chief

Office of Healthcare and Insurance

United States Securities and Exchange Commission

The following table summarizes our consolidated liability for unpaid losses and loss adjustment expenses as of December 31, 2016. Dollars are in millions.

	December 31, 2016	Percentage of consolidated unpaid losses and loss adjustment expenses
Unpaid losses and ALAE, net of reinsurance recoverable:
GEICO	$12,981	16.9%
General Re (18.2% of consolidated liabilities):
Property	1,917	2.5%
Casualty	12,056	15.7%
BHRG (13.2% of consolidated liabilities):
Property	4,555	5.9%
Casualty	5,617	7.3%
BH Primary (13.2% of consolidated liabilities):
Medical professional liability	3,713	4.8%
Workers’ compensation	3,357	4.4%
All other property and casualty lines	3,103	4.0%

	47,299	61.5%

Reinsurance recoverable:
GEICO	1,084	1.4%
General Re	611	0.8%
BHRG	121	0.2%
BH Primary	1,099	1.4%

	2,915	3.8%

Retroactive reinsurance, unpaid losses and loss adjustment expenses	24,675	32.1%
Other short-duration insurance, unpaid losses and loss adjustment expenses	1,390	1.8%
Discount on workers’ compensation reinsurance liabilities	(1,433)	(1.9)%
Unpaid unallocated loss adjustment expenses	2,072	2.7%

	26,704	34.7%

Unpaid losses and loss adjustment expenses	$76,918	100.0%

With respect to the unpaid losses and ALAE of General Re, BHRG and BH Primary, and using 10% of consolidated unpaid losses and loss adjustment expenses as a measure of materiality, only General Re’s casualty liabilities meet that threshold. It should also be noted that while GEICO’s unpaid losses and ALAE represented 16.9% of consolidated unpaid losses and loss adjustment expenses, GEICO’s losses and loss adjustment expenses incurred in 2016, 2015 and 2014 were approximately 68%, 70% and 60%, respectively, of Berkshire’s consolidated losses and loss adjustment expenses incurred in those years. As disclosed in Note 14 to the Consolidated Financial Statements, a substantial portion of GEICO’s claims over the past several accident years were paid within five years of the occurrence.

Ms. Sharon M. Blume, Accounting Branch Chief

Office of Healthcare and Insurance

United States Securities and Exchange Commission

In the pages that follow, we are providing further disaggregated net losses and ALAE data for General Re, BHRG and BH Primary in response to the Commission’s request. With respect to General Re and BHRG, the disaggregated data is based on losses that are expected to have short-tails (described as property) and those expected to have long-tails (described as casualty). The processes and methods used by BHRG and General Re in estimating losses are similar. General Re’s net unpaid property losses and ALAE were approximately 2.5% of our consolidated unpaid losses and loss adjustment expenses as of December 31, 2016. Accordingly, such liabilities could be considered immaterial for separate disclosure purposes.

As stated in our prior response dated April 14, 2017, BHRG and General Re reinsure property and casualty risks. Coverages are provided under excess-of-loss and quota-share contracts and the risks assumed can be on a facultative or treaty basis. Under certain contracts, the coverage can apply to multiple lines of business written by the ceding company, whether property, casualty or combined, and the ceding company may not report loss data by line of business consistently, if at all. Further, line of business classifications used in non-U.S. jurisdictions may not be consistent with those in the U.S. In those instances, we allocate losses to coverage based on internal estimates, which may be broadly limited to property or casualty.

With respect to BH Primary, we are providing disaggregated data for medical professional liability and workers’ compensation lines of business. As of December 31, 2016, these were BH Primary’s two largest individual lines of business in terms of unpaid losses and ALAE. The actuarial processes and methods used in estimating medical professional liability and workers’ compensation losses are similar. BH Primary’s “all other” net unpaid losses and ALAE ($3,103 million or 4% of our consolidated unpaid losses and loss adjustment expenses) were attributable to various lines of business, including commercial auto, other liability and various other property and casualty coverages. We believe that such net unpaid losses and ALAE are immaterial for purposes of disaggregated disclosures.

In applying disclosure guidance under ASC 944-40-50, we believe companies are compelled to re-evaluate disaggregated disclosures each year due to changes in facts and circumstances, which may result in changes to the disaggregated components. For instance, significant business acquisitions or reinsurance transactions during the period may result in significant changes in the composition of unpaid losses and loss adjustment expenses, which may result in new or expanded disclosures for categories that become significant or the reduction or elimination of disclosures for categories that are no longer significant. We will re-evaluate our disclosures in 2017 and consider the effects of significant business acquisitions and reinsurance transactions occurring during the year as well as other changes in our businesses and will make appropriate modifications to our disaggregated disclosures.

Ms. Sharon M. Blume, Accounting Branch Chief

Office of Healthcare and Insurance

United States Securities and Exchange Commission

General Re – Property

Accident Year	Incurred Losses and ALAE through December 31,										IBNR and Case Development Liabilities
	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
2007	$900	$938	$900	$866	$847	$836	$829	$822	$819	$821	$4
2008		1,032	1,075	1,027	1,007	974	958	942	935	934	7
2009			820	858	803	765	746	740	736	733	8
2010				1,015	1,121	1,065	1,022	974	964	956	21
2011					1,228	1,179	1,070	1,019	977	963	56
2012						917	853	755	718	702	40
2013							1,060	1,078	1,012	967	57
2014								768	767	728	78
2015									870	875	141
2016										783	387

			Incurred losses and ALAE							$8,462

Accident Year	Cumulative Paid Losses and ALAE through December 31,
	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
2007	$219	$627	$729	$762	$776	$783	$805	$805	$807	$811
2008		277	724	826	876	898	907	909	910	913
2009			213	554	658	695	704	709	712	714
2010				195	589	736	813	860	890	910
2011					248	664	824	856	869	881
2012						143	493	585	595	615
2013							218	635	784	825
2014								116	455	558
2015									163	495
2016										120

			Paid losses and ALAE							6,842

			Net unpaid losses and ALAE for 2007—2016 accident years							1,620
			Net unpaid losses and ALAE for accident years before 2007							297

			Net unpaid losses and ALAE							$1,917

Ms. Sharon M. Blume, Accounting Branch Chief

Office of Healthcare and Insurance

United States Securities and Exchange Commission

General Re – Casualty

Accident Year	Incurred Losses and ALAE through December 31,										IBNR and Case Development Liabilities
	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
2007	$957	$977	$952	$880	$826	$783	$745	$737	$716	$691	$69
2008		888	936	876	811	772	755	727	713	701	86
2009			883	932	901	836	777	750	735	698	117
2010				866	934	874	823	783	748	718	135
2011					874	947	827	773	767	706	152
2012						893	997	952	885	833	295
2013							885	1,017	982	887	360
2014								972	1,076	1,066	500
2015									941	1,124	636
2016										932	786

			Incurred losses and ALAE							$8,356

Accident Year	Cumulative Paid Losses and ALAE through December 31,
	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
2007	$63	$194	$291	$370	$419	$455	$486	$504	$515	$524
2008		53	170	248	311	348	382	406	420	441
2009			51	180	239	299	361	406	433	447
2010				52	193	261	334	383	414	449
2011					54	177	262	334	390	436
2012						56	171	244	321	376
2013							57	194	276	337
2014								55	211	306
2015									44	198
2016										51

			Paid losses and ALAE							3,565

			Net unpaid losses and ALAE for 2007—2016 accident years							4,791
			Net unpaid losses and ALAE for accident years before 2007							7,265

			Net unpaid losses and ALAE							$12,056

Supplemental average historical claims duration information based on General Re’s net losses and ALAE incurred and paid accident year data follows.

	Average Annual Percentage Payout of Incurred Losses by Age, Net of Reinsurance
In Years	1	2	3	4	5	6	7	8	9	10
General Re Combined	14.8%	31.0%	12.2%	6.8%	4.6%	3.2%	2.6%	1.1%	1.2%	0.9%
General Re Property	22.4%	45.1%	14.0%	4.5%	2.4%	1.4%	1.3%	0.1%	0.3%	0.5%
General Re Casualty	6.7%	16.5%	10.3%	9.4%	7.1%	5.5%	4.2%	2.2%	2.3%	1.3%

Ms. Sharon M. Blume, Accounting Branch Chief

Office of Healthcare and Insurance

United States Securities and Exchange Commission

BHRG – Property

Accident Year	Incurred Losses and ALAE through December 31,										IBNR and Case Development Liabilities
	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
2007	$812	$748	$666	$659	$627	$602	$563	$555	$553	$551	$2
2008		1,944	1,592	1,696	1,427	1,369	1,429	1,399	1,373	1,367	3
2009			1,520	1,154	1,404	1,365	1,288	1,268	1,231	1,228	1
2010				1,483	1,568	1,502	1,404	1,354	1,328	1,319	40
2011					2,712	2,708	2,544	2,513	2,554	2,537	59
2012						2,190	1,955	1,851	1,649	1,612	93
2013							2,079	1,904	1,629	1,585	239
2014								1,828	1,641	1,570	321
2015									2,343	2,195	750
2016										2,444	1,355

			Incurred losses and ALAE							$16,408

Accident Year	Cumulative Paid Losses and ALAE through December 31,
	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
2007	$32	$343	$467	$512	$532	$537	$544	$545	$548	$546
2008		182	692	958	1,138	1,219	1,256	1,290	1,344	1,353
2009			183	538	936	1,062	1,120	1,186	1,215	1,223
2010				134	567	870	1,081	1,194	1,219	1,254
2011					320	1,480	1,948	2,184	2,280	2,350
2012						111	713	1,198	1,325	1,393
2013							287	756	1,040	1,193
2014								346	777	999
2015									401	1,078
2016										579

			Paid losses and ALAE							11,968

			Net unpaid losses and ALAE for 2007—2016 accident years							4,440
			Net unpaid losses and ALAE for accident years before 2007							115

			Net unpaid losses and ALAE							$4,555

Ms. Sharon M. Blume, Accounting Branch Chief

Office of Healthcare and Insurance

United States Securities and Exchange Commission

BHRG – Casualty

	Incurred Losses and ALAE through December 31,										IBNR and Case Development Liabilities
Accident Year	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
2007	$998	$1,008	$993	$999	$1,025	$988	$1,020	$1,005	$947	$920	$131
2008		1,444	1,538	1,292	1,476	1,466	1,319	1,284	1,232	1,211	241
2009			1,454	1,704	1,585	1,561	1,559	1,491	1,460	1,440	214
2010				1,393	1,406	1,381	1,367	1,256	1,247	1,232	198
2011					1,706	1,836	1,814	1,927	1,835	1,828	393
2012						1,864	1,923	1,797	1,934	1,919	601
2013							1,247	1,240	1,306	1,247	494
2014								860	944	922	415
2015									864	875	363
2016										946	552

			Incurred losses and ALAE							$12,540

Accident Year	Cumulative Paid Losses and ALAE through December 31,
	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
2007	$139	$334	$424	$481	$523	$583	$626	$651	$663	$675
2008		182	454	659	698	757	800	841	861	875
2009			189	644	669	875	1,027	1,120	1,121	1,140
2010				59	322	544	655	847	900	923
2011					232	650	924	1,131	1,195	1,250
2012						249	566	882	1,025	1,126
2013							229	314	515	581
2014								91	254	320
2015									149	276
2016										199

			Paid losses and ALAE							7,365

			Net unpaid losses and ALAE for 2007—2016 accident years							5,175
			Net unpaid losses and ALAE for accident years before 2007							442

			Net unpaid losses and ALAE							$5,617

Supplemental average historical claims duration information based on BHRG’s net losses and ALAE incurred and paid accident year data follows.

	Average Annual Percentage Payout of Incurred Losses by Age, Net of Reinsurance
In Years	1	2	3	4	5	6	7	8	9	10
BHRG Combined	14.7%	28.2%	17.2%	9.4%	6.3%	3.9%	2.4%	1.9%	1.0%	0.7%
BHRG Property	14.6%	36.3%	22.2%	10.6%	5.2%	2.7%	2.2%	1.6%	0.6%	(0.4)%
BHRG Casualty	14.0%	19.4%	12.7%	8.1%	7.4%	4.8%	2.5%	1.9%	1.3%	1.3%

Ms. Sharon M. Blume, Accounting Branch Chief

Office of Healthcare and Insurance

United States Securities and Exchange Commission

BH Primary – Medical Professional Liability

Accident Year	Incurred Losses and ALAE through December 31,										IBNR and Case Development Liabilities	Cumulative Number of Reported Claims (in thousands)
	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
2007	$653	$637	$617	$583	$481	$428	$394	$361	$331	$315	$16	15
2008		671	650	620	580	488	438	404	373	350	34	15
2009			694	665	626	608	537	486	437	403	48	16
2010				718	685	663	639	571	505	462	97	17
2011					693	675	647	617	553	538	147	16
2012						692	680	651	627	599	227	18
2013							735	713	694	669	312	18
2014								793	791	769	481	16
2015									928	936	698	15
2016										963	886	11

			Incurred losses and ALAE							$6,004

Accident Year	Cumulative Paid Losses and ALAE through December 31,
	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
2007	$9	$47	$95	$153	$199	$237	$262	$276	$289	$294
2008		10	31	91	148	200	249	279	297	307
2009			(6)	42	106	178	238	294	322	339
2010				10	61	132	203	263	313	339
2011					10	53	115	190	275	329
2012						11	60	130	211	283
2013							20	75	154	241
2014								17	83	170
2015									25	109
2016										19

		Paid losses and ALAE								2,430

		Net unpaid losses and ALAE for 2007—2016 accident years								3,574
		Net unpaid losses and ALAE for accident years before 2007								139

		Net unpaid losses and ALAE								$3,713

Ms. Sharon M. Blume, Accounting Branch Chief

Office of Healthcare and Insurance

United States Securities and Exchange Commission

BH Primary – Workers’ Compensation

Accident Year	Incurred Losses and ALAE through December 31,										IBNR and Case Development Liabilities	Cumulative Number of Reported Claims (in thousands)
	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
2007	$332	$318	$314	$309	$313	$292	$289	$285	$287	$288	$24	30
2008		365	380	372	370	357	354	347	350	344	36	27
2009			386	359	360	335	334	328	327	328	42	19
2010				372	363	310	309	302	300	298	42	20
2011					459	351	351	345	343	340	68	26
2012						731	729	711	694	675	157	48
2013							845	824	795	766	218	64
2014								1,029	929	884	324	73
2015									1,153	1,049	510	79
2016										1,296	895	69

			Incurred losses and ALAE							$6,268

Accident Year	Cumulative Paid Losses and ALAE through December 31,
	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
2007	$46	$129	$171	$201	$220	$229	$237	$242	$245	$248
2008		58	142	196	233	251	268	278	285	289
2009			59	137	191	212	235	247	257	265
2010				61	147	174	203	220	232	238
2011					67	115	173	205	229	242
2012						55	219	317	384	423
2013							118	283	394	463
2014								122	299	422
2015									130	323
2016										147

		Paid losses and ALAE								3,060

		Net unpaid losses and ALAE for 2007—2016 accident years								3,208
		Net unpaid losses and ALAE for accident years before 2007								149

		Net unpaid losses and ALAE								$3,357

Supplemental average historical claims duration information based on BH Primary’s net losses and ALAE incurred and paid accident year data follows.

	Average Annual Percentage Payout of Incurred Losses by Age, Net of Reinsurance
In Years	1	2	3	4	5	6	7	8	9	10
BH Primary Combined	15.4%	17.8%	14.5%	11.9%	9.2%	6.8%	4.3%	2.6%	1.9%	1.2%
BH Primary Medical Professional Liability	2.0%	9.2%	13.7%	15.5%	14.2%	12.2%	7.3%	4.6%	3.5%	1.6%
BH Primary Workers’ Compensation	15.2%	22.7%	14.5%	9.4%	6.2%	3.9%	2.7%	2.1%	1.1%	1.0%

Ms. Sharon M. Blume, Accounting Branch Chief

Office of Healthcare and Insurance

United States Securities and Exchange Commission

Should you have any questions or further comments, please contact the undersigned at 402-978-5423.

Very truly yours,

BERKSHIRE HATHAWAY INC.

/s/ Marc D. Hamburg

By Marc D. Hamburg
Senior Vice President – Chief Financial Officer

cc:	Mark Brunhofer, Senior Staff Accountant

Daniel J. Jaksich, Vice President-Controller